UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*

                   Martha Stewart Living Omnimedia, Inc.
                              (Name of Issuer)
-------------------------------------------------------------------------------

                   Class A Common Stock, par value $0.01
                       (Title of Class of Securities)
-------------------------------------------------------------------------------

                                 573083102
                               (CUSIP Number)
-------------------------------------------------------------------------------


                             December 31, 2003
          (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                |_| Rule 13d-1(b)

                |_| Rule 13d-1(c)

                |X| Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573083102                  13G

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Martha Stewart

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) |_|
                                                                     (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

               5  SOLE VOTING POWER

  NUMBER OF             230,100 shares of Class A Common Stock (1)

    SHARES
               6  SHARED VOTING POWER
 BENEFICIALLY
                        30,072,975 shares of Class A Common Stock (2)
   OWNED BY

     EACH      7  SOLE DISPOSITIVE POWER

  REPORTING             230,100 shares of Class A Common Stock (1)

    PERSON     8  SHARED DISPOSITIVE POWER

     WITH               30,072,975 shares of Class A Common Stock (2)


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            30,303,075 shares of Class A Common Stock (3)

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                      |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            60.9% (4)

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT:

(1) Includes 5,100 shares of Class A Common Stock, par value $0.01 per share, of Martha Stewart Living Omnimedia, Inc. (the "Company") and 225,000 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), which are subject to options exercisable by Ms. Stewart within 60 days of December 31, 2003. Excludes 75,000 shares of Class A Common Stock subject to options which are not exercisable within 60 days of December 31, 2003.
(2) Includes 14,000 shares of Class A Common Stock and 30,058,975 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by the Martha Stewart Family Limited Partnership ("MSFLP") and indirectly by Ms. Stewart. Ms. Stewart is the sole general partner of MSFLP.
(3)  Includes collectively those shares of stock set forth under footnote
     (1) and (2) above, and excludes those shares excluded under footnote
     (1) above.
(4) Assumes conversion of all shares of Class B Common Stock and the exercise of the 225,000 options exercisable by Ms. Stewart within 60 days of December 31, 2003, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company's common stock.

CUSIP No. 573083102                  13G

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Martha Stewart Family Limited Partnership
            IRS ID No. 06-1477498

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) |_|
                                                                     (B) |_|

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut

               5  SOLE VOTING POWER

  NUMBER OF             0 shares of Class A Common Stock

    SHARES
               6  SHARED VOTING POWER
 BENEFICIALLY
                        30,072,975 Shares of Class A Common Stock (5)
   OWNED BY

     EACH      7  SOLE DISPOSITIVE POWER

  REPORTING             0 Shares of Class A Common Stock

    PERSON     8  SHARED DISPOSITIVE POWER

     WITH               30,072,975 Shares of Class A Common Stock (5)


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            30,072,975 Shares of Class A Common Stock (5)

  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                      |_|

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            60.5% (6)

  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT:

(5) Includes 14,000 shares of Class A Common Stock and 30,058,975 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of Class A Common Stock.
(6) Assumes conversion of all shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative securities relating to the Company's common stock.

ITEM 1.(A) NAME OF ISSUER

Martha Stewart Living Omnimedia, Inc. (the "Company")

ITEM 1.(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

11 West 42nd Street
New York, New York 10036

ITEM 2.    (A)  NAME OF PERSON FILING

This Schedule 13G is being filed by and on behalf of the following persons:

(i)   Martha Stewart; and
(ii)  Martha Stewart Family Limited Partnership.

ITEM 2.    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE.

11 West 42nd Street
New York, New York 10036

ITEM 2.    (C)  CITIZENSHIP

Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.

ITEM 2.    (D)  TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.01 per share (the "Class A Common
Stock")

ITEM 2.    (E)  CUSIP NUMBER.

573083102

ITEM 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(d).

ITEM 4.    OWNERSHIP.

(a)   Amount beneficially owned:

      MARTHA STEWART: 30,303,075 shares of the Company's common stock. This number includes 230,100 shares of Class A Common Stock owned directly by Ms. Stewart (225,000 of which are subject to options exercisable by Ms. Stewart within 60 days of December 31, 2003), 14,000 shares of Class A Common Stock owned by MSFLP and 30,058,975 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), owned by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. This number excludes 75,000 shares of Class A Common Stock owned by Ms. Stewart subject to options which are not exercisable within 60 days of December 31, 2003.

      MSLFP: 30,072,975 shares of Class A Common Stock. This number includes 30,058,975 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock, and 14,000 shares of Class A Common Stock.

(b)   Percent of class:

      MARTHA STEWART: 60.9% (assumes conversion of all shares of Class B Common Stock calculated based on a total of 49,686,621 shares of Class A and Class B Common Stock outstanding (as of December 31, 2003, based on information supplied by the Company)).

      MSLFP: 60.5% (assumes conversion of all shares of Class B Common Stock calculated based on a total of 49,686,621 shares of Class A and Class B Common Stock outstanding (as of December 31, 2003, based on information supplied by the Company)).

(c)   Number of shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:

           MARTHA STEWART: 230,100 shares of Class A Common Stock. This number includes 225,000 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of December 31, 2003 and 5,100 shares held by Ms. Stewart.

           MSFLP: 0 shares of Class A Common Stock.

      (ii) Shared power to vote or to direct the vote:

           MARTHA STEWART: 30,072,975 shares of Class A Common Stock. This number includes 14,000 shares of Class A Common Stock and 30,058,975 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

           MSFLP: 30,072,975 shares of Class A Common Stock. This number includes 14,000 shares of Class A Common Stock and 30,058,975 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

      (iii) Sole power to dispose or to direct the disposition:

           MARTHA STEWART: 230,100 shares of Class A Common Stock. This number includes 225,000 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of December 31, 2003 and 5,100 shares held by Ms. Stewart.

           MSFLP: 0 shares of Class A Common Stock.

      (iv) Shared power to dispose or to direct the disposition:

           MARTHA STEWART: 30,072,975 shares of Class A Common Stock. This number includes 14,000 shares of Class A Common Stock and 30,058,975 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

           MSFLP: 30,072,975 shares of Class A Common Stock. This number includes 14,000 shares of Class A Common Stock and 30,058,975 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.   CERTIFICATION.

Not Applicable.

                                SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2004


                                      /s/ Martha Stewart
                                    ----------------------------------------
                                    Martha Stewart


                                    THE MARTHA STEWART FAMILY LIMITED
                                    PARTNERSHIP

                                    By: /s/ Martha Stewart
                                       ----------------------------------------
                                       Name:    Martha Stewart
                                       Title:   General Partner